EXHIBIT 2.1


                                                                 CONFORMED COPY


                                  29 MARCH 1998



                           TELEWEST COMMUNICATIONS PLC


                                GENERAL CABLE PLC


                           COMPAGNIE GENERALE DES EAUX


                       GENERAL UTILITIES HOLDINGS LIMITED







  ===========================================================================

                            AGREEMENT RELATING TO THE
                                   MERGER OF
                           GENERAL CABLE AND TELEWEST

  ===========================================================================







                                   FRESHFIELDS

                                    CONTENTS


CLAUSE                                                                  PAGE


1.     RELEASE OF INITIAL PRESS ANNOUNCEMENT...............................1

2.     CO-OPERATION BY GENERAL CABLE.......................................1

3.     RECOMMENDATION......................................................2

4.     IRREVOCABLE COMMITMENT BY CGE AND GENERAL UTILITIES.................2

5.     EXCLUSIVITY.........................................................4

6.     TELEWEST UNDERTAKINGS...............................................5

7.     MISCELLANEOUS.......................................................5

SCHEDULE 1.................................................................8
SCHEDULE 2................................................................10

     Part A...............................................................10
     Part B...............................................................13

THIS AGREEMENT is made on 29 March 1998

BETWEEN

TELEWEST COMMUNICATIONS PLC whose registered office is at Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW (TELEWEST);

GENERAL CABLE PLC whose registered office is at 37-41 Old Queen Street, London SW1H 9JA (GENERAL CABLE);

COMPAGNIE GENERALE DES EAUX whose principal office is at 52 Rue d'Anjou, Paris 75008 (CGE); and

GENERAL UTILITIES HOLDINGS LIMITED whose registered office is at 37-41 Old Queen Street, London SW1H 9JA (GENERAL UTILITIES).

WHEREAS

A. Telewest is considering making an offer for General Cable (the POSSIBLE
OFFER).

B. If Telewest makes an offer for General Cable on the terms and, in all material respects, subject to the conditions set out in Schedule 2 (the OFFER) General Utilities and CGE have irrevocably undertaken to accept such Offer.

THIS AGREEMENT WITNESSES AS FOLLOWS:

RELEASE OF INITIAL PRESS ANNOUNCEMENT

1.1 The parties agree to the immediate release of the press announcement in the form of Schedule 1, with such amendments as J Henry Schroder & Co. Limited and BT Wolfensohn may approve.

1.2 Telewest agrees to comply with its obligations under Rules 5 and 8 of the City Code on Takeovers and Mergers (the CODE), to notify the Panel on Takeovers and Mergers (the PANEL) and the London Stock Exchange of the acquisition of rights over General Utilities' holding of shares in General Cable and to comply with its obligation to notify General Cable under section 198 of the Companies Act 1985.

CO-OPERATION BY GENERAL CABLE

2.       General Cable agrees that it shall:

(a) provide all reasonable assistance as may be requested to enable Telewest to (i) release an announcement to the Company's Announcement Office of the London Stock Exchange incorporating the terms and conditions set out in Schedule 2 (the FORMAL PRESS ANNOUNCEMENT), (ii) make the Offer; and (iii) prepare all related and ancillary documents in accordance with the requirements of the Code, the London Stock

         Exchange, the Securities and Exchange Commission, NASDAQ National Market and any other legal or regulatory requirement or body;

(b) provide all reasonable assistance to Telewest as may be required to obtain the clearances and consents referred to in Schedule 2; and

(c) agree to any extension of time limits in the Code which Telewest requests (unless it is acting unreasonably) and which the Panel approves.

RECOMMENDATION

3. General Cable hereby confirms that each of its directors has confirmed that, if the Offer is made, each of these directors will, subject to their fiduciary duties and their responsibilities under the Code, recommend the Offer to General Cable's shareholders.

IRREVOCABLE COMMITMENT BY CGE AND GENERAL UTILITIES

4.1 General Utilities hereby warrants and undertakes to Telewest that it is the sole registered holder and the sole beneficial owner of 146,785,916 ordinary shares of (pound)1.00 each in the capital of General Cable (the SHARES) and the beneficial owner of one additional such ordinary share and that it holds these Shares free of any lien, charge, option, equity or encumbrance and it has full power and authority to enter into this undertaking and to accept the Offer in respect of the Shares.

4.2 Until such time as the undertakings in this Agreement terminate in accordance with clause 7.2, (the RELEVANT PERIOD), CGE shall not and shall procure that each member of the CGE Group (being CGE and its subsidiary undertakings as defined in the Companies Act 1985) shall not:

(a) sell, transfer, charge, encumber, grant any option over or otherwise dispose of any Shares or any other shares or securities in General Cable issued or unconditionally allotted to any member of the CGE Group or otherwise acquired by any member of the CGE Group before then (FURTHER SHARES) other than pursuant to its or their acceptance of the Offer;

(b) accept any other offer in respect of any shares or securities referred to in sub-clause 4.2(a) (whether it is conditional or unconditional and irrespective of the means by which it is implemented);

(c) (other than pursuant to the Offer) enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise:

             (i)  to do any of the acts referred to in sub-clause 4.2(a) or (b);

            (ii) in relation to, or operating by reference to, the Shares or any Further Shares; or

           (iii) which, in relation to the Shares or any Further Shares, would or might restrict or impede any member of the CGE Group accepting the Offer,

         and for the avoidance of doubt, references in this clause 4.2 to any agreement, arrangement or obligation includes any agreement, arrangement or obligation whether or not legally binding or subject to any condition or which is to take effect if the Offer closes or lapses or if this undertaking ceases to be binding or following any other event; or

(d) purchase, sell or otherwise deal in any shares or other securities of General Cable or Telewest or any interest therein (including any derivatives referenced to any such securities).

4.3. General Utilities undertakes that:

(a) if a formal document containing the Offer (the OFFER DOCUMENT) is posted, it shall accept the Offer in respect of the Shares in accordance with the procedure for acceptance set out in the Offer Document not later than seven days after posting of the Offer Document; and

(b) although the terms of the Offer will confer a right of withdrawal on accepting shareholders, it shall not withdraw or procure the withdrawal of any acceptances of the Offer; and

(c) Telewest shall acquire the Shares and any Further Shares held by General Utilities free of any lien, charge, option, equity or encumbrance and together with all rights of any nature attaching to those shares including the right to all dividends declared or paid after the date of this undertaking.

4.4      CGE undertakes that:

(a) if the Offer Document is posted, it shall accept or procure the acceptance of the Offer in respect of any Further Shares in accordance with the procedure for acceptance set out in the Offer Document not later than two days after the date it or the relevant member of the CGE Group becomes the registered holder of the Further Shares;

(b) although the terms of the Offer will confer a right of withdrawal on accepting shareholders, it shall not withdraw or procure the withdrawal of any acceptances of the Offer; and

(c) Telewest shall acquire the Shares and any Further Shares from each and every member of the CGE Group free of any lien, charge, option, equity or encumbrance and together with all rights of any nature attaching to those shares including the right to all dividends declared or paid after the date of this undertaking.

4.5 A reference in this undertaking to the OFFER also includes any new, increased, renewed or revised offer made by or on behalf of Telewest to acquire shares in General Cable, provided that, having consulted with BT Wolfensohn, J. Henry Schroder & Co. Limited has written to General Cable stating that, in its opinion, the terms of such offer are no less favourable to acceptors than the terms referred to in Schedule 2 and the cash element is no less than the amount specified in Schedule 2.

EXCLUSIVITY

5.1 During the Relevant Period, General Cable, CGE and General Utilities will not, and will ensure that their directors, employees, agents, consultants or professional advisers who are aware of the possible public offer do not:

(a) directly or indirectly solicit, initiate or enter into discussions or negotiations or otherwise co-operate in any manner with any third party in relation to:

             (i) a bid or other business combination involving General Cable or any of its subsidiaries; or

            (ii) the acquisition of a substantial equity interest in, or a substantial portion of the assets of, General Cable or any such subsidiary (together with (i) above being a GENERAL CABLE TRANSACTION);

(b) provide any information to any third party with a view to that third party investigating or entering into a General Cable Transaction, except where the Code or the Panel or other regulatory authority or the law requires that General Cable provide the information to the third party;

(c) indicate his willingness, or agree, to do anything after the period of exclusivity expires which he is not permitted to do during the period of exclusivity.

5.2      General Cable and CGE will inform Telewest immediately:

(a)      if it becomes  aware of a proposal or  approach  from a third party in
         relation to a         General Cable Transaction;

(b) if it is asked to, or does, provide any information to a third party with a view to that third party investigating or entering into a General Cable Transaction; or

(c) if it becomes aware of any breach of the provisions of this agreement or if it becomes aware of any likely publicity in relation to a possible bid for General Cable or the future management of General Cable or any subsidiary of General Cable, except to the extent prohibited from doing so when General Cable and CGE have not encouraged such prohibition.

5.3 Nothing in this Agreement shall prohibit or restrict the directors of General Cable from exercising their fiduciary duties or responsibilities under the Code to consider (including with advisers) any approach from any third party in connection with any of the matters referred to in clause 5.1.

5.4 General Cable and CGE confirms that, apart from the discussions with Telewest, it has not received any proposal or approach from a third party in relation to any General Cable Transaction, which has not been terminated.

5.5 If any party is required by applicable law, by any applicable regulation or rule of any relevant stock exchange, or by the Panel on Takeovers and Mergers to make an announcement, it may make such an announcement provided that it is no more extensive than is required and it has first consulted the other parties and sought in good faith to secure the other's agreement to the timing, manner and content of the announcement.

TELEWEST UNDERTAKINGS

6. Telewest undertakes that, if an Offer is made, it will use all reasonable endeavours to ensure that any pre-conditions to despatch of the Offer Document are satisfied or waived and that the Offer Document is despatched as soon as possible and shall use all reasonable endeavours to ensure that the conditions of the Offer set out in Part B of Schedule 2 (Conditions) numbered 2 to 7 (inclusive) are satisfied as soon as practicable. Telewest hereby confirms that the directors who have signed this Agreement on behalf of Telewest have confirmed that they will, subject to their fiduciary duties, recommend that Telewest's shareholders vote in favour of any resolution referred to in the Condition 2.

MISCELLANEOUS

7.1 The parties acknowledge that they are not entering into this Agreement in reliance upon on any representation, warranty or undertaking save as expressly set out herein and, in the absence of fraud, no party shall have any claim or remedy against any other party in respect of any misrepresentation, untrue statement, omission or non-disclosure. In particular, CGE's and General Utilities' undertaking pursuant to clause 4 shall be irrevocable and, in the absence of fraud, shall not be capable of rescission or termination on the basis of any information subsequently disclosed by Telewest or General Cable in any offer document, listing particulars or registration statement or for any other reason whatsoever.

7.2      The undertakings in this Agreement shall lapse:

(a) if the Formal Press Announcement has not been released by 3.00 p.m. (London time) on 15 April 1998 (or such later time and/or date as CGE, General Cable and Telewest may agree); or

(b) if the Formal Press Announcement has been so released before that time but

             (i) Telewest releases an announcement on the London Stock Exchange stating that it is not proceeding to post an offer document and is therefore withdrawing from making an offer for General Cable at that time;

            (ii)  the Offer Document has not been posted by 30 June 1998; or

           (iii)  the Offer lapses or is withdrawn.

If the undertakings lapse, no party to this Agreement shall have any claim against any other party except in respect of any prior breach of this Agreement.

7.3 Any time, date or period mentioned in this Agreement may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

7.4 CGE and General Utilities each agree that, if either fail to accept or procure acceptance of the Offer in accordance with the undertaking in clause 4 or breach any of its or their other obligations under this Agreement, damages would not be an adequate remedy and accordingly Telewest shall be entitled to the remedy of specific performance and/or other injunctive relief.

7.5 This Agreement is governed by and shall be construed in accordance with the laws of England.

7.6 Each of the parties agrees that the Courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement.

7.7 CGE shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be General Utilities (who hereby irrevocably agrees to accept such appointment) and any writ, judgement or other notice of legal process shall be sufficiently served on CGE if delivered to General Utilities at its address for the time being. CGE hereby irrevocably undertakes not to revoke the authority contained in this clause.

7.8 This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one and the same instrument.

                                   SCHEDULE 1

                     TELEWEST COMMUNICATIONS PLC (TELEWEST)

                        GENERAL CABLE PLC (GENERAL CABLE)


The boards of Telewest and General Cable announce that merger discussions between their two companies are at an advanced stage which may result in a recommended offer being made by Telewest for the outstanding ordinary shares of General Cable.

General Utilities Holdings Limited (GUHL), a subsidiary of Compagnie Generale des Eaux (CGE) has entered into an agreement with Telewest on 29 March 1998 whereby it has agreed that, if Telewest announces a firm intention to make an offer within prescribed terms on or before 3.00 p.m. on 15 April 1998 (or such later time or date as shall be agreed), GUHL will irrevocably accept such an offer in respect of its entire holding of 146,785,916 General Cable ordinary shares (representing approximately 40 per cent. of General Cable's issued share capital). The prescribed terms referred to above include the following:

- an offer of 1.243 new Telewest shares and 65 pence in cash for every General Cable share and 0.622 new Telewest ADSs and the equivalent in US$ of 325 pence in cash for each General Cable ADS;

- a reorganisation of the board of directors of Telewest so that it will initially consist of seven non-executive directors (designated by U S WEST Inc., Tele-Communications Inc., Cox Communications Inc., SBC CableComms (UK) and CGE), four executives (to include one executive member of the General Cable board) and three independent non-executive directors (to include a nomination from the board of General Cable).

It is intended that the cash component of the offer would, if made, be provided by means of an issue of up to 259 million new Telewest shares, to be underwritten by major shareholders of Telewest at 92.5 pence per share. It is envisaged that arrangements will be made to enable Telewest's shareholders to participate in this issue.

If made on the above terms, an Offer would currently value each General Cable ordinary share at approximately 182.5 pence per share (based on the closing price in London of 94.5 pence per Telewest ordinary share on Friday 27 March
1998) and the whole of General Cable's issued ordinary share capital at approximately (pound)666 million.

The board of General Cable has welcomed these developments and has indicated that it will recommend the proposed offer if made. Likewise, U S WEST Inc., Tele-Communications Inc., SBC CableComms (UK) and Cox Communications Inc. have indicated their support for the proposed merger.

Further details of the proposed merger will be given as soon as possible. It must be emphasised, however, that there can be no certainty that these discussions will result in any proposal being put to General Cable's shareholders.

PRESS ENQUIRIES

Telewest 01483 750900                        General Cable     0171 393 2828

         Gary Ames (0171 333 8866)                    Sir Anthony Cleaver
         Cob Stenham (0171 494 4956)                  David Miller
         Charles Burdick

Schroders         0171 658 6597              NatWest Securities   0171 375 8720

         James Steel                                  Chris Airey

                                              BT Wolfensohn     0171 982 3720

                                                      Andrew Grabowski

                                   SCHEDULE 2

PART A

1.       TERMS



    FOR EVERY GENERAL CABLE SHARE                1.243 NEW TELEWEST SHARES
                                                            AND
                                                      65 PENCE IN CASH
     FOR EVERY GENERAL CABLE ADS                  0.622 NEW TELEWEST ADSS
                                                            AND
                                                  THE EQUIVALENT IN US$ OF
                                                     325 PENCE IN CASH


The terms will incorporate a mix and match facility to permit preferences amongst General Cable's securityholders as between cash and new Telewest shares and new Telewest ADSs to be met, so far as possible, within the overall limits of approximately 458 million new Telewest shares (whether in share or ADS form) and (pound)240 million cash.

2.       BOARD STRUCTURE AND MANAGEMENT

(A)      COMPOSITION

         The Board of the enlarged group would initially consist of 14 directors comprising:

        - seven non-executive directors designated by the five major corporate shareholders (including CGE);

        - four executives (to include one executive member of the General Cable board in a senior role to be agreed); and

        - three independent non-executive directors, to include a nomination from the board of General Cable.

(B)      CORPORATE SHAREHOLDER REPRESENTATION ON THE BOARD

         U S WEST and TCI will each have the right to designate two Telewest Board members. Cox, SBC and CGE will each have the right to designate one Telewest Board member.

(C)      CHAIRMAN

         The enlarged group would initially be chaired by Gary Ames, a U S WEST designated director, with Cob Stenham as Deputy Chairman. The Articles would provide that future chairmen would be elected by the Board in the ordinary course; there would be no requirement for the chairman to be a member of any particular director group.

(D)      BOARD COMMITTEES

         The Telewest Articles would provide that each of U S WEST and TCI would be entitled to appoint a member of each Board committee. The Articles would further provide that the Chairman of each Board committee would be appointed from amongst the independent non-executive directors and that a majority of the members of each committee would be independent of U S WEST and TCI.

(E)      QUORUM

         The special quorum requirements in the existing Telewest Articles would be removed.

(F)      VOTING

         The special two thirds voting requirement in the existing Telewest Articles would be removed.

3.       COVENANTS IN FAVOUR OF U S WEST AND TCI

         In exchange for TCI and U S WEST agreeing to change the Articles of Telewest, Telewest would agree and undertake with TCI and U S WEST that Telewest will not undertake any of the following without the written consent in advance of TCI and U S WEST:

        - any major acquisition or disposal outside the ordinary course of business;

        - borrowing or granting of security in excess of (pound)50 million in aggregate;

        -       any new issues of shares;

        -       the appointment or removal of Telewest's Chief Executive
                Officer; and

        - appointment of new directors (other than shareholder representatives).

         The agreement of TCI and U S WEST in relation to these matters will only be required so long as that shareholder retains a holding of 15% or more of Telewest's voting shares.

4.       IRREVOCABLE COMMITMENTS TO VOTE

Each of U S WEST, TCI, SBC and Cox will irrevocably undertake (except to the extent precluded by The London Stock Exchange or the Panel) to vote in favour of all shareholder resolutions required to implement the Offer, the revisions of the Telewest Articles and the other proposals set out in this Schedule.

PART B

                    CONDITIONS AND FURTHER TERMS OF THE OFFER

CONDITIONS

The posting of the Offer will be subject to the following pre-conditions:

1. the completion of Telewest's financing and the obtaining of appropriate consents for the purposes of making the Offer;

2. the re-financing of General Cable's existing financing and leasing facilities or the waiver by the providers of such facilities of their rights to withdraw such facilities in the event of an acquisition of General Cable by Telewest, in each case on terms overall materially no less favourable to those currently applying to such facilities.

Telewest reserves the right to waive all or any of the conditions above, in whole or in part.

The Offer will be subject to the following conditions:

1. valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date (or such later time(s) and/or date(s) as Telewest may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Telewest may decide) of the General Cable Shares to which the Offer relates, provided that unless agreed by the Panel this condition will not be satisfied unless Telewest (together with any of its wholly owned subsidiaries) shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, General Cable Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at general meetings of General Cable.

         For the purposes of this condition:

        (a) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue; and

        (b) the expression "General Cable Shares1 to which the Offer relates" shall mean (i) General Cable Shares which have been issued or allotted on or before the date the Offer is made; and
                (ii) General Cable Shares issued or allotted after that date but before the time at which the Offer closes (or such earlier date, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first
--------------------------------------------------------------------------------
1 Definition of General Cable shares to include General Cable shares evidenced by ADSs.

                closing date of the Offer, as Telewest may decide) but excluding any General Cable Shares which, on the date the Offer is made, are held or (otherwise than under such a contract as described in Section 428(5) of the Companies Act 1985 (the ACT)) contracted to be acquired by Telewest and/or its associates (within the meaning of Section 430E of the Act);

2. the passing at an extraordinary general meeting of Telewest (or at any adjournment thereof) of such resolutions as may be necessary or incidental to approve, implement and effect the Offer and the acquisition by Telewest of General Cable pursuant thereto;

3. the London Stock Exchange admitting, or (if determined by Telewest and subject to the consent of the Panel) agreeing to admit, to the Official List, the new Telewest Shares to be issued pursuant to the Offer and such admission becoming effective in accordance with the Listing Rules;

4. the new Telewest ADSs issuable pursuant to the Offer having been approved for quotation on the NASDAQ National Market, subject to official notice of issuance of such new Telewest ADSs being given to NASDAQ;

5. necessary registration statements with respect to the Offer having been declared and remaining effective under the US Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the US Securities and Exchange Commission;

6. it being indicated in terms satisfactory to Telewest that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of General Cable by Telewest, or any matters arising therefrom, to the Monopolies and Mergers Commission;

7. all necessary filings having been made and all applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the Offer and the acquisition or proposed acquisition of any shares in, or control of, General Cable by Telewest;

8.       no relevant authority having:

             (a) withdrawn or refused to renew, or threatened to withdraw or to refuse to renew, any licence or permission; or

             (b) instituted, implemented or taken, or threatened to take any other action;

         the effect of which would adversely affect the businesses, assets, prospects or profits of any member of the wider Telewest Group to an extent which is material in the context of the Telewest Group taken as a whole or of General Cable or any member of the wider General Cable Group to an extent which is material in the context of the General Cable Group taken as a whole, and no such licences or permissions terminating or otherwise becoming invalid as a result of the Offer or its implementation the effect of which would adversely affect the businesses, assets, prospects or profits of General Cable or Telewest or any member of the wider General Cable Group or the wider Telewest Group to an extent which is material in the context of the General Cable Group or the Telewest Group, as the case may be, taken as a whole;

9. no relevant authority having intervened in a way which would or might:

        (a) make the Offer, its implementation or the acquisition or proposed acquisition by any member of the Telewest Group of any shares in, or control of, General Cable by any member of the Telewest Group, illegal, void and/or unenforceable in or under the laws of any relevant jurisdiction, or otherwise materially, whether directly or indirectly, restrict, restrain, prohibit, delay, or otherwise materially interfere with or challenge the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or interfere with the Offer or such acquisition;

        (b) require, prevent or materially delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the wider Telewest Group or any member of the wider General Cable Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own any of their respective assets or property or any part thereof in each case to an extent which is material in the context of the Telewest Group taken as a whole or the General Cable Group taken as a whole;

        (c) impose any limitation on, or result in any material delay in, the ability of any member of the wider Telewest Group or of the wider General Cable Group to acquire or to hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares or other securities in, or to exercise management control over, any member of the wider General Cable Group or the wider Telewest Group, in each case to an extent which is material in the context of the Telewest Group taken as a whole or the General Cable Group taken as a whole;

        (d) require any member of the wider Telewest Group or of the wider General Cable Group to offer to acquire any shares or securities in any member of the wider General Cable Group (other than General Cable) or any member of the wider Telewest Group owned by a third party, in each case to an extent which would be material in the context of the Telewest Group or the General Cable Group, as the case may be, taken as a whole;

        (e) result in a material delay in the ability of any member of the Telewest Group, or render any member of the Telewest Group unable to acquire some or all of the General Cable Shares;

        (f) require, prevent or materially delay the divestiture by any member of the wider Telewest Group of any shares or other securities in General Cable;

        (g) otherwise adversely affect any or all of the businesses, assets, prospects or profits of any member of the wider General Cable Group or the wider Telewest Group in each case to an extent which is material in the context of the General Cable Group or the Telewest Group, as the case may be, taken as a whole;

        (h) impose any limitation on the ability of any member of the wider General Cable Group or the wider Telewest Group to co-ordinate its business, or any part of it, with the businesses of any other member of the wider General Cable Group or the wider Telewest Group, as the case may be, to an extent which is material in the context of the General Cable Group or the Telewest Group taken as a whole, as the case may be; or

        (i) result in any member of the General Cable Group ceasing to be able to carry on business under any name which it presently does so,

         and all applicable waiting and other time periods during which any relevant authority could intervene in such a way having expired, lapsed or been terminated;

10. all necessary filings having been made, all appropriate waiting periods under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any shares or other securities in, or control of, General Cable by Telewest, and all authorisations, waivers and determinations which Telewest reasonably deems necessary or appropriate in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares in, or control of, General Cable by Telewest having been obtained in a form reasonably satisfactory to Telewest, from all relevant authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the wider General Cable Group has entered into contractual arrangements and such authorisations, waivers and determinations together with all authorisations, waivers and determinations necessary or appropriate for any member of the wider General Cable Group to carry on its business (where such business is material in the context of the General Cable Group taken as a whole and where the absence of such authorisation waiver or determination would have a material adverse effect on the General Cable Group taken as a whole) remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with;

11. except as publicly announced (by the delivery of an announcement to the Company Announcement Office of the London Stock Exchange) before [Announcement Date], there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the wider General Cable Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition by any member of the Telewest Group of any shares in, or change in the control or management of, General Cable, would or might reasonably be expected to result in (to an extent which in each case is material in the context of the General Cable Group taken as a whole):

             (a) any such arrangement, agreement, licence, permit, franchise or instrument being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

             (b) the rights, liabilities, obligations or interests of any member of the wider General Cable Group under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other firm or company or body or person (or any arrangement or arrangements relating to such business or interests) being terminated, modified or adversely affected;

             (c) any material assets or interests of any such member of the wider General Cable Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

             (d) any material amount of moneys borrowed by, or any other material indebtedness, actual or contingent, of, or grant available to, any member of the wider General Cable Group being or becoming repayable, or capable of being declared repayable immediately or prior to its stated repayment date, or the ability of any such member to borrow moneys or incur any material indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

             (e) the financial or trading position or prospects or value of any member of the wider General Cable Group being prejudiced or adversely affected;

             (f) any member of the wider General Cable Group ceasing to be able to carry on business under any name under which it presently does so; or

             (g) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the wider General Cable Group, and no event having occurred which, under any provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider General Cable Group is a party or by which any such member or any of its assets may be bound, entitled or be subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (g) of this condition 11 in any case where such result would be material in the context of the General Cable Group taken as a whole;

12. except as publicly announced by General Cable (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) prior to [Announcement Date], no member of the General Cable Group having, since 31 December 1996:

        (a) issued or agreed to issue, authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between General Cable and wholly-owned subsidiaries of General Cable and save for shares issued or options granted pursuant to the [General Cable Share Option Schemes] before [Announcement Date]) or redeemed, purchased or reduced any part of its share capital or proposed the redemption, purchase or reduction of any part of its share capital;

        (b) merged with or demerged any body corporate or acquired or (other than in the ordinary course of business) disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any assets (including shares and trade investments other than in the ordinary course of business) or made any change in its loan or share capital, authorised or proposed or announced any intention to propose any merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business) which, in any case, is material in the context of the General Cable Group taken as a whole;

        (c) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) otherwise than in the ordinary course of business which is, in any case, material in the context of the General Cable Group taken as a whole;

        (d) issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability which is, in any case, material in the context of the General Cable Group taken as a whole and not in the ordinary course of business;

        (e) recommended, declared, paid or made, or proposed the recommendation, declaration, paying or making of, any bonus, dividend, or other distribution whether in cash or otherwise other than to General Cable or to a wholly-owned subsidiary of General Cable;

        (f) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

        (g) waived or compromised any claim which is material in the context of the relevant member of the wider General Cable Group;

        (h)     proposed any voluntary winding up;

        (i) entered into or varied or made any offer (which remains open for acceptance) to enter into or materially vary the terms of any service agreements with any of the directors of any member of the General Cable Group;

        (j) entered into any contract, reconstruction, amalgamation, commitment or other transaction or arrangement which would be materially restrictive on the business of any member of the General Cable Group or the Telewest Group;

        (k) made by alteration to its memorandum or articles of association or other incorporation documents; or

        (l) entered into any contract, commitment, agreement or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to effect or to propose any of the transactions, matters or events referred to in this condition 12;

13. since 31 December 1996 and except as announced publicly by General Cable (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange):

        (a) there having been no receiver, administrative receiver or other encumbrancer appointed over any material portion of the assets of any member of the wider General Cable Group or any analogous proceedings or steps having taken place under the laws of any relevant jurisdiction and there having been no petition presented for the administration of any member of the wider General Cable Group or any equivalent proceedings or steps taken under the laws of any other jurisdictions;

        (b) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of prospects of any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole;

        (c) save for matters fully and fairly disclosed to Telewest before [Announcement Date] no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole;

        (d) no contingent or other liability having arisen or become apparent or increased which would or might be likely adversely to affect any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole; and

        (e) no investigation by any relevant authority having been threatened, announced, implemented or instituted or remaining outstanding in respect of any member of the wider General Cable Group which, in any such case, is material in the context of the General Cable Group taken as a whole;

14. Telewest not having discovered:

        (a) that any financial, business or other information concerning the wider General Cable Group disclosed at any time by or on behalf of any member of the wider General Cable Group either is misleading or contains a misrepresentation of fact which is material in the context of the Offer or omits to state a fact necessary to make any information contained therein not misleading to an extent which is so material; or

        (b) that any member of the General Cable Group is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of General Cable for the year ended 31 December 1996 or the interim report for the six months ended 30 June 1997 and which is material in the context of the General Cable Group taken as a whole;

        (c) that any past or present member of the wider General Cable Group has not complied with all applicable laws of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to a material liability (whether actual or contingent) or cost on the part of any member of the wider General Cable Group which is, or would be, material in the context of the General Cable Group taken as a whole;

        (d) that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, or occupied or made use of by any past or present member of the wider General Cable Group which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the wider General Cable Group which is, or would be, material in the context of the General Cable Group taken as a whole;

        (e) that there is or is likely to be any material liability (whether actual or contingent) or requirement to make good, repair, re-instate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider General Cable Group;

        (f) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider General Cable Group which is material in the context of the Offer.

For the purposes of these conditions: (a) "relevant authority" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, association, institution or professional or environmental association in any relevant jurisdiction; (b) a relevant authority shall be regarded as having "intervened" if it has instituted, implemented, threatened or decided to taken any action, proceedings, suit, investigation or enquiry, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps and "intervene" shall be construed accordingly; (c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions and approvals; (d) "Telewest Group" means Telewest and its subsidiary undertakings and the "wider Telewest Group" means Telewest and its subsidiary undertakings, associated undertakings and any other undertaking in which Telewest and such undertakings (aggregating their interests) have a substantial interest; (e) "General Cable Group" means General Cable and its subsidiary undertakings and "wider General Cable Group" means General Cable and its subsidiary undertakings, associated undertakings and any other undertaking in which General Cable and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Act and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking.

Telewest reserves the right to waive all or any of conditions 6 to 14 (inclusive) above, in whole or in part.

Conditions 6 to 14 (inclusive), if not waived, must be fulfilled or satisfied on or before midnight on the day which is the later of (a) 21 days after the first closing date of the Offer and (b) 21 days after the date on which condition 1 is fulfilled (or in each case such later date as the Panel may agree) failing which the Offer will lapse. Telewest shall be under no obligation to waive or treat as satisfied any of conditions 6 to 14 (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment or satisfaction.

If Telewest is required by the Panel to make an offer for General Cable Shares under the provisions of Rule 9 of the City Code, Telewest may make such alterations to the conditions of the Offer, including to condition 1 above, as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the acquisition of General Cable is referred to the Monopolies and Mergers Commission before the later of 3.00 p.m. on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances. In such circumstances, the Offer will cease to be capable of further acceptance and persons accepting the Offer and Telewest shall thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

The Offer will comply with the rules and regulations of the London Stock Exchange and with the City Code.

Fractions of new Telewest Shares and ADSs will not be allocated or issued to accepting General Cable shareholders. Fractional entitlements to the new Telewest Shares and ADSs will be aggregated and sold in the market and the net proceeds of sales distributed pro rata to the holders of General Cable Shares entitled to them. However, individual entitlements to amounts of less than (pound)3.00 will not be paid to holders of General Cable Shares but will be retained for the benefit of the enlarged Telewest group.

The General Cable Shares are to be acquired by Telewest fully paid and free from all liens, charges and encumbrances and together with all rights attaching thereto, including the right to all dividends or other distributions declared, made or paid after [Announcement Date].

The new Telewest Shares and ADSs will be issued free from all liens, charges and encumbrances. New Telewest Shares and ADSs will rank pari passu in all respects with existing Telewest Shares and ADSs.

DULY DELIVERED as a deed by Compagnie Generale des Eaux and General Utilities Holdings Limited on the day and year first before written.

SIGNED by Cob Stenham and                            )        Cob Stenham
Charles Burdick                                      )        Charles Burdick
For and on behalf of                                 )
TELEWEST COMMUNICATIONS PLC                          )





SIGNED by Philippe Galteau                           )        Philippe Galteau
For and on behalf of                                 )
GENERAL CABLE PLC                                    )





SIGNED as a DEED and DELIVERED                       )
on behalf of Compagnie Generale des Eaux             )
in Chamonix, France by Michel Villaneau              )        Michel Villaneau
being a person who in accordance with the laws       )
of France, is acting under the authority of          )
Compagnie Generale des Eaux                          )





EXECUTED as a DEED and DELIVERED                     )
by General Utilities Holdings Limited acting         )
by two directors/a director and secretary            )


                      Director                                J C Banon


                      Director/Secretary                      Michel Villaneau